P. O. Box 30013
Raleigh, NC 27622
Telephone: 919.783.4603
Fax: 919.783.4535
E-Mail: roselyn.bar@martinmarietta.com
Roselyn R. Bar
Senior Vice President, General Counsel and Corporate Secretary

January 20, 2006
Ms. April Sifford
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Martin Marietta Materials, Inc.
Dear Ms. Sifford:
On behalf of Martin Marietta Materials, Inc. (the “Corporation”), we respond to the comments of the Staff of the Commission contained in your letter dated December 14, 2005 with respect to the Corporation’s Annual Report on Form 10-K for the year ended 2004 (the “2004 Annual Report”) and the Forms 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 (the “2005 Quarterly Reports”). The Corporation’s responses to the Staff’s comments are set forth below under “Response” and correspond to the numbered comments in the Staff’s letter, which are also included below.
We would like to point out that both in the Corporation’s reviewed filings and in our attached responses, the Corporation has provided information related to management’s sensitivity analysis that management believes is helpful to the reader and makes more transparent the financial statements of the Corporation, but is not indicative of management’s judgment as to the materiality of such information.

COMMENTS AND RESPONSES
Form 10-K for the Fiscal Year Ended December 31, 2004
Exhibits 31.01 and 31.02
1.	We note that the wording of your certifications pursuant to Section 302 do not conform to the strict requirements as specified in Regulation S-K Item 601(b)(31) and Financial Release 33-8238. Such certifications must be worded exactly as indicated by the Regulations. Specifically, please eliminate the titles of the certifying officers from the first line and remove the words “annual report” from paragraph #1. Please provide a correctly worded, separate certification for each person required to sign such certifications in an amended filing.

RESPONSE TO COMMENT 1:

The Corporation respectfully submits that it has complied with the strict requirements as specified in Regulation S-K Item 601(b)(31) and Financial Release 33-8238 for the following reasons:
•	The Corporation respectfully submits that each certification is worded exactly as specified in Item 601(b)(31) and Financial Release 33-8238. Those regulations require the certification to “[i]dentify the individual” that is making the certification, and contain brackets that require the registrant to identify the individual making the certification. As submitted by the Corporation, the titles in the first line merely identify the certifying persons by name and position. We submit that including the title of the officer in line 1 comports with the requirements of Rules 13a-14(a) and 15d-14(a) that the certifications be provided by the Corporation’s “principal executive and principal financial officer.” We note that the regulations do not call for only the “name” of the certifying individual.

•	Similarly, paragraph 1 of the form of certification included in Regulation S-K Item 601(b)(31) contains brackets for specifying the report. Form 10-K requires the registrant to indicate whether the report is an “Annual Report” or a “Transition Report.” As required by the form and the certification, the report was identified as an Annual Report specifically, which is necessary to distinguish it from a Transition Report.

•	Section 13a-2 of the Exchange Act requires the certification to be filed in connection with the “...filing of such annual report.” Accordingly, the certification confirms that it is being filed in connection with an annual report.

Although we believe that the certifications pursuant to Section 302 that were submitted with the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 are in full compliance with the regulations, in all required filings commencing with the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, the Corporation will omit the title of the certifying officer and the words “Annual Report.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37
2.	The line items “net sales” and “cost of sales” in the table provided exclude freight charges as disclosed in your Consolidated Statements of Earnings. Revise this table to include freight costs as disclosed in your Consolidated Statements of Earnings and revise your discussion of such items accordingly.

RESPONSE TO COMMENT 2:

The table presenting the results of operations on page 37 of the Corporation’s 2004 Annual Report to Shareholders presents net sales and cost of sales consistent with the Consolidated Statements of Earnings on page 13. On page 36 of the Corporation’s 2004 Annual Report to Shareholders, the following statement is made:
The comparative analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on net sales and cost of sales and is consistent with the basis by which management reviews the Corporation’s operating results.
Further, the table on page 37 of the 2004 Annual Report to Shareholders indicates in the headings that the percentages presented represent percentages of net sales.

The Corporation’s presentation is consistent with the basis by which management analyzes and reviews operating results and, management believes, is consistent with the basis by which investors analyze the operating results of the business. The freight and delivery revenues and costs are merely a pass-through to the customer and, as such, are not a part of the Corporation’s cost of doing business. These revenues and costs simply gross up the consolidated statements of earnings, but do not affect the trends in operating results included in the discussion that follows the table on page 37.

A discussion regarding the transportation exposure facing the Corporation is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 47 of the Corporation’s 2004 Annual Report to Shareholders. Beginning with the second paragraph under the heading Transportation Exposure on page 47, the disclosure includes:
The geological map of the United States prepared by the U.S. Department of the Interior shows the possible sources of indigenous surface rock. The map illustrates the limited supply of indigenous surface rock in the coastal areas of the United States from Virginia to Texas. With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in some cases, supplied from inland and offshore quarries. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution terminal and port locations to offload transported material. In 1994, the Corporation had 7 distribution terminals. Today, with 79 distribution terminals, a growing percentage of the Corporation’s aggregates shipments are being moved by rail or water through this network. The Corporation’s acquisition of the construction aggregates business of Dravo Corporation in 1995 expanded its waterborne capabilities, both by barge and oceangoing ship, which were enhanced by the 1995 acquisition of a deepwater quarry in Nova Scotia, while the 1998 acquisition of Redland Stone Products Company and the 2001 acquisition of Meridian Aggregates Company increased its rail-based distribution network. In 2001, the Corporation brought additional capacity on line at the Bahamas location, and in 2004, the Corporation boosted potential output at the Nova Scotia location from 3.2 million to 4.8 million tons annually. As the Corporation continues to move more aggregates by rail and water, embedded freight costs have eroded profit margins. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways:
Option 1: The customer supplies transportation.

Option 2: The Corporation arranges for a third party carrier to deliver aggregates and specifically passes the freight costs through to the customer. These freight and delivery revenues and costs are presented in the Corporation’s consolidated statements of earnings as required by Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. These freight and delivery revenues and costs were $208.3 million, $208.4 million and $188.2 million in 2004, 2003 and 2002, respectively.

Option 3: The Corporation transports, either by rail or water, aggregates from a production location to a distribution terminal. The selling price at the distribution terminal includes the freight component to transport the product to the distribution location. These freight costs are included in costs of sales and were $125.8 million, $123.8 million and $123.2 million for 2004, 2003 and 2002, respectively. Transportation costs from the distribution location to the customer are accounted for as described above in options 1 or 2, as applicable.
For analytical purposes, the Corporation eliminates the effect of freight on margins with the second option. When the third option is used, margins as a percentage of sales are negatively affected because the customer does not pay the Corporation a profit associated with the transportation component of the selling price. For example, a truck customer in a local market will pick up the material at the quarry and pay $6.50 per ton of aggregate. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if a customer purchased a ton of aggregate that was transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, assuming a $6.00 cost of internal freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the embedded freight.
Net Sales, page 37
3.	We note the discussion of “Heritage Aggregate Operations.” Tell us what the Heritage Aggregate Operations represent and how it relates to your financial statements and your discussion and analysis of the results of operations. We may have further comment.

RESPONSE TO COMMENT 3:

The Corporation defines “Heritage Aggregate Operations” as operations excluding acquisitions that were not included in prior-year operations for a full year and divestitures. Footnote 2 to the table that presents shipments for each of the years 2004, 2003 and 2002 on page 37 of the 2004 Annual Report to Shareholders defines “Heritage Aggregates Operations.”

Management believes that Heritage Aggregate Operations is a relevant basis of presenting performance measures. The inclusion of this basis of performance measurement addresses the frequently asked questions from investors regarding the performance of the underlying business without the effect of acquisitions and divestitures. By excluding the impact of acquisitions and divestitures, Heritage Aggregate Operations data provides comparable information when a reader reviews performance data from period to period. In the years prior to 2003, the Corporation made numerous acquisitions and in recent years, has also divested numerous underperforming aggregates operations. Due to the volume of acquisition and divestiture activity and that such transactions occur at various times during the year, management believes that it is appropriate to separate the sales activity related to these transactions. This presentation of data is consistent with how information is reviewed by the Corporation’s senior management, including the chief operating decision maker.

The Corporation also provided the percentage changes in average sales price and shipments for all aggregates operations on page 37 of the 2004 Annual Report to Shareholders.

For the 2005 Annual Report to Shareholders, the Corporation will include in its disclosure a definition of the term “Heritage Aggregates Operations” when the term is initially used in the narrative discussion of the Corporation’s Results of Operations.
Gross Profit, page 38
4.	The discussion here, and also again on page 39 in the “Analysis of Margins” section, refers to the term “gross margin.” It appears to us that your definition of “gross margin” excludes freight charges from both the numerator and the denominator. As such, it represents a non-GAAP measure. The use of non-GAAP financial measures in a filing must meet the requirements of Item 10(e) of Regulation S-K. Amend this disclosure here and throughout your document to either provide a discussion of the GAAP measure “gross profit” as it appears on your Consolidated Statements of Earnings, or to provide the additional disclosures required for the use of a non-GAAP financial measure. If you choose to use a non-GAAP measure, rename it so that it will not be confused with the terms “gross profit” and “gross margin,” which are used interchangeably to represent a GAAP term.

RESPONSE TO COMMENT 4:

See Response to Comment 2.

In addition, the Corporation calculated gross margin as gross profit divided by net sales. This calculation excludes freight revenues from the denominator. Given that freight and delivery revenues and freight and delivery costs are equal, the numerator (gross profit) in the calculation of gross margin is not affected by including or excluding freight and delivery revenues and costs.

On page 36 of the Corporation’s 2004 Annual Report to Shareholders, the following statement is made:
The comparative analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on net sales and cost of sales and is consistent with the basis by which management reviews the Corporation’s operating results.
Further the table on page 37 of the 2004 Annual Report to Shareholders indicates in the headings that the percentages presented represent percentage of net sales.

For the 2005 Annual Report to Shareholders, the Corporation will change the names of the measures presented to “gross margin, excluding freight and delivery revenues” and “operating margin, excluding freight and delivery revenues”. Further, in a paragraph that will immediately precede the Results of Operations table and related discussion, the Corporation will identify these terms as non-GAAP measures and make the following additional disclosures with equal prominence in accordance with Item 10(e) of Regulation S-K:
•	A discussion of why “gross margin, excluding freight and delivery revenues” and “operating margin, excluding freight and delivery revenues” are useful measures, as specifically discussed in our response to Comment 2.

•	Reconciliations of the non-GAAP measures to the most directly comparable financial measures calculated in accordance with generally accepted accounting principles (“GAAP”). The following is an example of these reconciliations using the Corporation’s 2004 data (dollars in thousands):
Gross margin in accordance with GAAP

Gross profit	$342,190
Total revenues	$1,759,613
Gross margin	19.4%
Gross margin, excluding freight and delivery revenues

Gross profit	$342,190

Total revenues	$1,759,613
Less: Freight and delivery revenues	(208,286)

Net sales	$1,551,327

Gross margin, excluding freight and delivery revenues	22.1%

Operating margin in accordance with GAAP

Earnings from operations	$226,592
Total revenues	$1,759,613
Operating margin	12.9%
Operating margin, excluding freight and delivery revenues

Earnings from operations	$226,592

Total revenues	$1,759,613
Less: Freight and delivery revenues	(208,286)

Net sales	$1,551,327

Operating margin, excluding freight and delivery revenues	14.6%
Capital Structure and Resources, page 62
5.	We note the presentation of the non-GAAP financial measures “adjusted debt,” “total capital,” and “debt to capital capitalization, net of available cash.” Amend this discussion to provide the additional disclosures required by Item 10(e) of Regulation S-K for the use of these non-GAAP financial measures in your filing.

RESPONSE TO COMMENT 5:

In the 2005 Annual Report to Shareholders, when the Corporation presents the ratio “debt to total capitalization, net of available cash,” in addition to the information presented in the table on page 62 of the 2004 Annual Report to Shareholders, the Corporation will make the following disclosures with equal prominence in accordance with Item 10(e) of Regulation S-K:
•	The calculation of debt to total capitalization using (i) total debt balance as presented in the Corporation’s balance sheet and (ii) total capital, calculated by adding total debt and shareholders’ equity balances as presented in the Corporation’s balance sheet;

•	A reconciliation of total capital used in the ratio (calculated by adding “adjusted debt” to shareholders’ equity) to total capital per the balance sheet (calculated by adding total debt and total shareholders’ equity per the balance sheet);

•	A discussion of why “debt to total capitalization, net of available cash” is a useful financial ratio, specifically disclosing why management deducts the effect of the fair value of interest rate swaps, net cash in banks and cash held in escrow to determine and use “adjusted debt” in the calculation.
The following presents an example of the disclosures that will be presented in the 2005 Annual Report to Shareholders using the 2004 data:
Net of available cash, which includes cash in the bank, escrowed cash and the effect of interest rate swaps, the Corporation’s debt-to-capitalization ratio was 32% at December 31, 2004 and is calculated as follows (dollars in thousands):

December 31
(add 000)	2004

Total Debt	$714,631
Adjusted for:
Effect of fair value of interest rate swaps	(10,235)
Net cash in banks	(152,093)
Cash held in escrow	(7,520)

Adjusted debt	544,783
Shareholders’ equity	1,153,427

Total capital, using adjusted debt	$1,698,210

Debt-to-capitalization, net of available cash	32%

Total debt-to-capitalization, net of available cash represents a non-GAAP measure. The Corporation calculates the ratio by using adjusted debt, as it believes using available cash to hypothetically reduce outstanding debt provides a more appropriate evaluation of the Corporation’s leverage to incur additional debt. The majority of the Corporation’s debt is not redeemable prior to maturity. The following calculates the Corporation’s debt-to-capitalization ratio at December 31, 2004 using total debt and total capital per the balance sheet and also reconciles total capital using adjusted debt to total capital per the balance sheet (dollars in thousands):

December 31
(add 000)	2004

Total debt	$714,631
Shareholders’ equity	1,153,427

Total capital	$1,868,058

Debt-to-capitalization	38%

December 31
(add 000)	2004

Total capital per the balance sheet	1,868,058
Adjusted for:
Effect of fair value of interest rate swaps	(10,235)
Net cash in banks	(152,093)
Cash held in escrow	(7,520)

Total capital, using adjusted debt	$1,698,210

Management believes that the table presented in page 62 of the 2004 Annual Shareholders’ Report provides an appropriate reconciliation of “adjusted debt” to total debt per the balance sheet.
6.	You disclose that the availability of financing resources, including your revolving credit agreement, is expected to continue to be sufficient. In footnote G of your financial statements, you disclose that your revolving credit agreement contains restrictive covenants relating to your debt to equity ratio. We also note the significant amount of goodwill and your critical accounting policy in that regard. Tell us under what circumstances, if any, the impairment of your goodwill would negatively affect your ability to borrow under your revolving credit agreement, and if so, whether these circumstances would materially decrease your liquidity. We may have further comment.

RESPONSE TO COMMENT 6:

The Corporation’s revolving credit agreement requires the Corporation’s leverage ratio (the “Leverage Ratio”), which is defined in the credit agreement as consolidated debt to total capital, to not exceed 50 percent, with certain exceptions for acquisitions. At December 31, 2004, the Corporation’s Leverage Ratio was 38 percent. Assuming the December 31, 2004 total debt and total capital balances, an after-tax goodwill impairment charge of $438.8 million would be necessary to result in the Corporation’s Leverage Ratio exceeding 50 percent. A pretax impairment charge of $438.8 million would represent writing off approximately 77 percent of the Corporation’s goodwill at December 31, 2004. The 2005 financial results include record year-to-date earnings as of September 30, 2005. Assuming total debt and total capital balances at that date, an after-tax goodwill impairment charge of $491.0 million would be required to result in noncompliance with the Leverage Ratio.

At December 31, 2004, management did not believe that a goodwill write off of not less than $438.8 million was at least reasonably possible based on its 2004 goodwill impairment review. As disclosed in the Corporation’s critical accounting policies discussion on pages 53 through 55 of the 2004 Annual Report to Shareholders, the Corporation’s largest reporting unit included goodwill of $309 million at December 31, 2004. This reporting unit had a fair value that exceeded its carrying value by $30 million. No other reporting units had a goodwill balance of greater than $91 million. Therefore, at least 3 reporting units would have needed to fail step 1 for a write off of $438.8 million to be possible. All reporting units with greater than $15 million of goodwill had a fair value in excess of its carrying value of at least $60 million.

Management does not believe that the Corporation’s liquidity would be materially affected by a hypothetical inability to borrow under the revolving credit agreement as a result of potential goodwill impairment for the following reasons:
•	The Corporation had a cash balance of $161.6 million at December 31, 2004.

•	The Corporation generated operating cash flow of $266.8 million for the year ended December 31, 2004, including a voluntary pension plan contribution of $51 million. For its 2005 cash flow forecast, the Corporation planned to generate operating cash flow of $236.7 million in 2005.

•	The cash on hand at December 31, 2004 and operating cash flow expected to be generated in 2005 were forecasted to be adequate to support operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, and allow for dividend payments.

•	Management believes other comparable borrowing arrangements could be secured, if the Corporation was unable to borrow under the revolving credit agreement.
Financial Statements
Note M — Shareholders’ Equity, page 30
7.	Expand your disclosures to discuss in summary form the pertinent rights and privileges of the Corporation’s Shareholders’ Rights Plan, as required by Statement of Financial Accounting Standard (SFAS) Number 129, paragraph 4.

RESPONSE TO COMMENT 7:

The Corporation will include the following disclosure in Note M – Shareholders’ Equity in the 2005 Annual Report to Shareholders.
In accordance with a rights agreement, the Corporation issued a dividend of one right for each share of the Corporation’s common stock outstanding as of October 21, 1996, and one right continues to attach to each share of common stock issued thereafter. The rights will become exercisable if any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock. Once exercisable and upon a person or group acquiring 15 percent or more of the Corporation’s common stock, each right (other than rights owned by such person or group) will entitle its holder to purchase, for an exercise price of $100.00, a number of shares of the Corporation’s common stock (or in certain circumstances, cash, property or other securities of the Corporation) having a market value of twice the exercise price, and under certain conditions, common stock of an acquiring company having a market value of twice the exercise price. If any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock, the Corporation may, at its option, exchange the outstanding rights (other than rights owned by such acquiring person or group) for shares of the Corporation’s common stock or Corporation equity securities deemed to have the same value as one share of common stock or a combination thereof, at an exchange ratio of one share of common stock per right. The rights are subject to adjustment if certain events occur, and they will initially expire on October 21, 2006, if not terminated sooner. The Corporation’s rights agreement provides that the Corporation’s Board of Directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.01 per right.
Form 10-Q for the Fiscal Quarters Ended March 31, June 30 and September 30, 2005
Consolidated Statements of Earnings, page 4
8.	We note the fluctuation of your interim effective tax rates in each of your quarters ending in fiscal 2005 and in relation to the effective rate reported in your prior three fiscal years. Provide a discussion of the reasons for these fluctuations as part of your Management Discussion and Analysis of results of operations. Tell us how you have applied the provisions of Accounting Principles Board Opinion No. 28, paragraph 19, in determining your interim effective tax rate.

RESPONSE TO COMMENT 8:

In accordance with paragraph 19 of Accounting Principles Board Opinion No. 28, Interim Financial Reporting, the Corporation’s estimated effective income tax rate for year-to-date periods presented in its Forms 10-Q represent management’s best estimate at such time of the effective tax rate expected to be applicable for the full fiscal year.

Each quarter, management prepares an effective income tax rate analysis, which calculates its best estimate of the Corporation’s effective income tax rate for the full year, excluding discrete events. The estimated effective income tax rate is then adjusted for any discrete events that were recorded as they occurred during the current quarter.

During each of the first three quarters in 2005, the Corporation revised its estimated effective income tax rate for the full year. These revisions were based primarily on changes, throughout the year, in the estimate of sales and pretax earnings since the Corporation’s actual sales and pretax earnings for 2005 have significantly exceeded planned results. Sales serve as the basis for estimating the Corporation’s deduction for depletion and, since depletion represents the most significant deduction for the Corporation’s income taxes, changes in this estimate affect the estimated effective income tax rate. The estimated effective income tax rate was also affected by discrete tax events that occurred, and were accounted for, during each quarter.

A discussion of changes in the estimated effective income tax rate was included as part of the income tax footnote for each quarterly period. During the quarter ended March 31, 2005, the Corporation reduced its tax reserves based on changes in facts and circumstances related to an accrued international tax exposure. This change in tax reserves, which was recorded as a discrete event, reduced income tax expense and the effective income tax rate for the quarter ended March 31, 2005. In the Corporation’s Form 10-Q for the quarter ended March 31, 2005, the following disclosure was made in Note 6, Income Taxes, on page 8:
The Corporation’s effective income tax rate for continuing operations for the first three months was 20.6% in 2005 and 30.0% in 2004. The Corporation’s combined overall effective tax rate for continuing and discontinued operations was 18.7% and 29.7% for the quarters ended March 31, 2005 and 2004, respectively. The Corporation’s effective tax rate reflects the effect of state income taxes and the impact of differences in book and tax accounting arising from the net permanent benefits associated with the depletion allowances for mineral reserves, primarily, and foreign operating earnings.

The effective income tax rate for the quarter ended March 31, 2005 reflects the benefit of a decrease in tax reserves related to certain international tax issues currently under examination and contributed $0.02 per diluted share to earnings for the quarter.
During the quarter ended June 30, 2005, the Corporation’s estimated effective income tax rate for 2005 was affected by the American Jobs Creation Act of 2004. Additionally, there was tax reform legislation enacted in the State of Ohio, which was recorded as a discrete event. In the Corporation’s Form 10-Q for the quarter ended June 30, 2005, the following disclosure was made in Note 7, Income Taxes, on pages 9-10:
The Corporation’s estimated effective income tax rate for continuing operations for the first six months was 27.8% in 2005 and 29.7% in 2004. The Corporation’s combined overall estimated effective tax rate for continuing and discontinued operations was 27.9% and 29.7% for the six months ended June 30, 2005 and 2004, respectively. The Corporation’s estimated effective combined federal and state tax rate reflects the impact of differences in book and tax accounting arising primarily from the net permanent benefits associated with depletion allowances for minerals and foreign operating earnings.

The American Jobs Creation Act of 2004 (the “Act”) created a new tax deduction related to income from domestic (i.e., United States) production activities. This provision, when fully phased in, will permit a deduction equal to 9 percent of a company’s Qualified Production Activities Income (QPAI) or its taxable income, whichever is lower. Further, the deduction is limited to 50% of the W-2 wages paid by the Corporation during the year. QPAI includes, among other things, income from domestic manufacture, production, growth or extraction of tangible personal property. For 2005 and 2006, the deduction is equal to 3 percent of QPAI, increasing to 6 percent for 2007 through 2009, and reaching the full 9 percent deduction in 2010. The Corporation’s effective tax rate is estimated to be approximately 75 basis points lower in 2005 as a result of the domestic production deduction.

The State of Ohio recently enacted tax reform legislation (the “Bill”) that will reduce state taxes paid by the Corporation related to its Ohio operations. The Bill phases out the income/franchise tax over a five-year period commencing in 2005. Over this same period, the Bill phases in a new commercial activities tax levied on gross receipts. Other provisions of the Bill that impact the Corporation are the elimination of personal property tax for certain new manufacturing equipment purchased after 2004 and the phase-out of personal property tax on existing manufacturing equipment and inventory over a four-year period commencing in 2005. The signing of the Bill represents a change in tax law. In accordance with Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes, the effect of the law change should be reflected in earnings in the period that includes the date of enactment. Accordingly, the Corporation repriced its deferred tax liabilities to reflect the statutory changes. The estimated impact of the new legislation on the Corporation’s taxes is reflected as a discrete event for the quarter ended June 30, 2005, resulting in an increase to net earnings of $1.2 million, or $0.02 per diluted share.

The effective income tax rate for the six months ended June 30, 2005 continues to reflect the benefit of a decrease in tax reserves recorded in the first quarter related to certain international tax issues currently under examination that increased net earnings by $1.0 million, or $0.02 per diluted share.
During the quarter ended September 30, 2005, the Corporation’s estimated effective income tax rate for 2005 was affected by certain discrete events primarily consisting of the reversal of $5.9 million of reserves for tax contingencies related to the 2001 tax year. In the Corporation’s Form 10-Q for the quarter ended September 30, 2005, the following disclosure was made in Note 7, Income Taxes, on pages 9-10:

	Nine Months Ended
	September 30,
	2005	2004
Estimated effective income tax rate
Continuing operations	24.8%	27.1%

Discontinued operations	14.7%	2.1%

Overall estimated effective income tax rate	24.8%	27.6%

The Corporation’s estimated effective combined federal and state tax rate reflects the impact of differences in book and tax accounting arising from the net permanent benefits associated with depletion allowances for minerals and foreign operating earnings.

The change in the year-to-date estimated effective income tax rate during the third quarter of 2005, when compared with the year-to-date effective tax rate as of June 30, 2005, increased net earnings for the quarter ended September 30, 2005 by $6.0 million. Included in this change is $6.7 million, or $0.14 per diluted share, of discrete tax events primarily consisting of the reversal of $5.9 million of reserves for tax contingencies related to the 2001 tax year.

The 2004 overall effective income tax rate reflects the change in estimated 2003 tax expense upon filing the 2003 tax return and evaluation of deferred taxes. The change in the year-to-date effective income tax rate during the third quarter of 2004, when compared with the year-to-date effective tax rate as of June 30, 2004, increased net earnings for the nine months September 30, 2004 by $2.7 million, or $0.06 per diluted share.

The American Jobs Creation Act of 2004 (the “Act”) created a new tax deduction related to income from domestic (i.e., United States) production activities. This provision, when fully phased in, will permit a deduction equal to 9 percent of a company’s Qualified Production Activities Income (QPAI) or its taxable income, whichever is lower. Further, the deduction is limited to 50% of the W-2 wages paid by the Corporation during the year. QPAI includes, among other things, income from domestic manufacture, production, growth or extraction of tangible personal property. For 2005 and 2006, the deduction is equal to 3 percent of QPAI, increasing to 6 percent for 2007 through 2009, and reaching the full 9 percent deduction in 2010. The Corporation’s effective tax rate is estimated to be approximately 75 basis points lower in 2005, as compared with 2004, as a result of the domestic production deduction.
Management did not include these disclosures in the Management’s Discussion and Analysis to avoid redundancy of the discussion between the footnote and the Management’s Discussion and Analysis. Management will include disclosures related to the estimated effective income tax rate in the Management’s Discussion and Analysis in quarterly filings beginning in 2006.
Note 9 — Stock-Based Compensation, page 10
9.	The disclosures regarding the pro forma effects of applying the fair value method should be presented in a footnote preceding the notes to financial statements or as the initial note. See SFAS No. 148, paragraph 2(e) which modifies paragraph 45 of SFAS No. 123. Amend your filings to present this disclosure as required by this standard.

RESPONSE TO COMMENT 9:

In the Corporation’s 2005 Forms 10-Q, the pro forma effects of applying the fair value method of FAS 123 were presented in a separate note to the financial statements that was titled Stock-Based Compensation.

The Corporation will adopt Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006 using the modified prospective method. For 2005 interim periods presented in 2006 Forms 10-Q, the Corporation will present the required pro forma effects of applying the fair value method in an initial note titled Significant Accounting Policies.

* * * * *
The Corporation believes that the changes proposed to be made in response to the Staff’s comments are not material to the Corporation’s 2004 Annual Report or the 2005 Quarter Reports. The Corporation respectfully submits that it would be most practical to implement the responses to the Staff’s comments prospectively by including the disclosures discussed above in its Annual Report on Form 10-K for the year ending 2005, which will be filed with the Commission on or before March 16, 2006. In that regard, we would appreciate the Staff’s prompt review of our responses so that we may incorporate any changes in our Annual Report on Form 10-K for the year ended 2005.
In accordance with the Staff’s comments in your letter dated December 14, 2005, the Corporation hereby states the following: (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in the Corporation’s filing; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Corporation’s filing; and (3) the Corporation may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if you need any further information in order to expedite the process. Please feel free to contact me if you would like to discuss any of these matters further.

Very truly yours,

Roselyn R. Bar

Cc:	Gary Newberry Sandra Eisen